                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                               _______________

                                 SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                        NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Subject Company (issuer))

                         GENERAL DYNAMICS CORPORATION
                        GRAIL ACQUISITION CORPORATION
                      (Name of Filing Persons (offeror))

                   Common Stock, Par Value $0.01 Per Share
                        (including associated rights)
                        (Title of Class of Securities)

                                  652228107
                    (CUSIP Number of Class of Securities)

                               David A. Savner
                  Senior Vice President and General Counsel
                         General Dynamics Corporation
                           3190 Fairview Park Drive
                      Falls Church, Virginia 22042-4523
                                (703) 876-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                          Charles J. McCarthy, Esq.
                             Jenner & Block, LLC
                                One IBM Plaza
                           Chicago, Illinois 60611
                                (312) 222-9350

                          CALCULATION OF FILING FEE

    ===========================================================================
              Transaction Valuation*                    Amount of Filing Fee

    ---------------------------------------------------------------------------
                  Not applicable.                          Not applicable.
    ===========================================================================
    *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[ ] Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer subject to Rule 14d-1     [ ] going-private transaction subject to Rule 13e-3
[ ] issuer tender offer subject to Rule 13e-4          [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the
results of the tender offer:   [ ]

        General Dynamics Corporation ("General Dynamics") and Newport News Shipbuilding Inc. ("Newport News") jointly announced on April 25, 2001 that they have signed a definitive agreement and plan of merger under which General Dynamics will acquire Newport News. The acquisition is to be accomplished through a cash tender offer followed by a merger.

        The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News. At the time the tender offer is commenced, General Dynamics will file a Tender Offer Statement and Newport News will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Newport News, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

        The following is a transcript of the conference at which the media, financial analysts and investors were invited, which was held at 9:00 a.m. EDT on April 25, 2001.

                           CITIGATE SARD VERBINNEN
                             MODERATOR: RAY LEWIS
                                APRIL 25, 2001
                                9:00 A.M. EST


RAY LEWIS, VICE PRESIDENT INVESTOR RELATIONS, GENERAL DYNAMICS: Thank you for joining us today to discuss the proposed acquisition of Newport News by General Dynamics Company: General Dynamics Corporation; Ticker: GD ; URL: http://www.gendyn.com/.

My name is Ray Lewis. I'm staff Vice President, Investor Relations. Before I turn it over to the CEOs of both companies, let me get a few legal issues out of the way.

Our presentation today is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News. At the time the offer is commenced, General Dynamics will file a tender offer statement with the SEC and Newport News will file a solicitation recommendation statement with respect to the offer. The tender offer statement, including an offer to purchase the related letter of transmittal, other offer documents and the solicitation recommendations statement will contain information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase the related letter of transmittal and certain other documents as well as the solicitation recommendation statement will be made available to all shareholders of Newport News at no expense to them. The tender offer statement, excluding the offer to purchase, the related letter of transmittal and all other documents filed with the SEC and these solicitation recommendation statement will also be available at no charge at the SEC's Web site at www.sec.gov.

In addition to that, as you probably know, we'll probably make some forward-looking statements today. These are the best estimates available to us, but they are subject to the standard risks that all businesses are subject to.

And having said all of that, it's my pleasure to introduce my boss, General Dynamics CEO, Nick Chabraja, to kick this off.

NICHOLAS CHABRAJA, CHIEF EXECUTIVE OFFICER, GENERAL DYNAMICS: Thank you, Ray, and good morning. Ray likes to do those charts because he doesn't think I'll do it adequately.

We just have a few charts for you today, Bill and I do. We'll each speak to a couple of them, tell you a little bit about the deal, where we think we're going and then take your questions and do our best to provide answers.

This first chart summarizes the transaction that we have done or the agreement we have reached together to contemplates an offer for the issued and outstanding shares of Newport News, $67.50 per share. That represents a cash outlay of about $2.1 billion for the equity. The way that works is about $2 billion for the 29.6 million publicly held shares and about $100 million net for the in-the-money option.

In addition, General Dynamics will assume the debt Newport News that, as we speak, is approximately $500 million, $400 million of it is term debt senior notes. The transaction, of course, is subject to the tender by a majority of the Newport News shareholders and, of course, a regulatory approval. We fully expect this transaction will close in the third quarter 2001. The numbers I gave you of course, with respect to cost are without regard to transaction and related costs, which I only have ballpark estimates.

Why? Why this deal? Well, we've been friends and partners and colleagues in nuclear shipbuilding for a long, long time. We've worked closely together. It's obviously an excellent fit. And this transaction, if concluded, will streamline the management of the two nuclear capable shipyards in the United States. We believe, collectively, that there is a potential for very significant savings to the United States Navy and synergy to the company who executes those savings. I'm frankly reluctant to get deeply into the question of the savings, in part because the transaction








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


moved so rapidly from the time that Bill and I first began discussing it today that we didn't form teams to go study this. But some of them are very obvious and relatively easy to achieve.

Our businesses are complementary as opposed to competitive. Any competition between us ended in 1991, competition over the second Seawolf class ships. Since then, General Dynamics has built the attack submarines in the last of the tridents and we recently -- 1997, Bill -- '96, '97, I can't remember -- formed a venture together to build the new attack submarine, the Virginia Class, which has worked spectacularly. Our teams have knitted perfectly and, in many ways, it led the comfort level between us that brought us to discuss the ability to capture further efficiencies by formalizing the arrangement more broadly.

This transaction will be immediately accretive without the contemplated synergies. Let me just clarify that a little bit. That is under the new FASB rule, that is, not amortizing goodwill. If we were under the old rule, it'd be about a push, about even Steven with respect to accretiveness.

Just to touch on transaction metrics, this is my rough approximation. This morning at 8:30 Newport News issued its earnings statement for the quarter, and I'm using some of the information that's available in that announcement to make these estimates, about 1.2 times 2001 sales, slightly less than 11 times EBIT and slightly less than nine times EBITDA.

With that said, let me give the podium to Bill.

WILLIAM FRICKS, CHAIRMAN, CEO, NEWPORT NEWS: Thanks, Nick. As you can well imagine, as Nick said, this occurred in a fairly short order. And we're very pleased with this merger.

I think that over the last two years, a lot of people were asking me if you walked up what's changed in two years. Well, one thing, we know each other a lot better. It's very rare, I think, in corporate marriages that you give to live together for a while, and we've had the opportunity to live together for the last three years. And we like each other. So, that made it very helpful.

When we met the last -- next -- well, last two or three weeks, it's nice to walk in and on a first name basis know basically all the senior management of both teams. So, it really has been a natural evolution. These companies sort of cry out to be naturally -- the propensity is just to merge together. We have people operating at EB at Newport News from both companies every day. So, it's a natural phenomenon. So, it's our logical next step.

Now, as far as who benefits from this, obviously our shareholders leave a good premium after a rather substantial ride in the last year or so. Our employees and our communities are going to benefit from being part of a wider and larger company. And our customer, as Nick said, is going to be the prime beneficiary of substantial cost savings as we merge together. Rarely, I think, do you find a situation that you get win, win, win all the way across the board, and I think we've defined it here. And we're very positive about this coming to a conclusion, relatively quickly, I think.

And with that, I'd like to turn it to your questions.

UNKNOWN MALE #1: Would the cost savings be different if you were closing one of the yards?

WILLIAM FRICKS: Well, we haven't even addressed that. We haven't thought about closing one of the yards. That's not in our plans. So, we don't know.

NICHOLAS CHABRAJA: You begin with a premise that the United States Navy and the Department of Defense bottoms up review identified the need and requirements to maintain two nuclear capable yards in the United States. That has never changed. So, we haven't even thought about closing one of these yards. In fact, it would appear that employment is on the slight increase at each facility.

Next.



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

HOWARD: Could you talk a little bit about some of the antitrust issues? It sounds like the Navy is on board with this and, since they're your major customer, if that solves one of the bigger problems. But you push it out a little bit more than that?

NICHOLAS CHABRAJA: I'd be happy to, Howard. And I want Bill to speak to this. I really kind of alluded to it in my earlier remarks, we haven't engaged in competition -- meaningful competition -- since 1991, really any kind of competition. And we don't see that billed rates that currently are employed or plan to be that there is any future competition contemplated. Can't have competition when you're building one or two submarines a year. You just can't do it. So, the Navy has agreed with us that we should build the submarines together. It just really just further into that.

People always ask what changed since the last. And there is an impression at large that there was some kind of a transaction turned down by the Department of Defense for competitive reasons. We never got there, never rose to that level. It was at that time -- Bill wasn't prepared to do the transaction and the Navy wasn't prepared for it at that point in time. They had other initiatives at work that they preferred, that is, cost savings initiatives together with Bill. So, we don't believe that there is a fundamental antitrust issue here to begin with. And that's part of the reason we expect an early closing in this case.

But, Bill, why don't you give that one a try?

WILLIAM FRICKS: I would just echo what Nick said. I think two years ago there was some thought in some people's mind that the bill rate for submarines may go up dramatically. I think that's -- I don't think anybody thinks that anymore. So, there is -- we knew there was no competition then. Some people thought there might be some competition if the bill rate grows dramatically in the future. We know that not to be true now.

We're also further along the teaming. We see what that has given us and we see what else can be obtained, I think, from a merger. So, I think that all the people that are involved in the nuclear program understand that we need to get the cost down. The only way to do that effectively is to merge these companies. And you have no loss in competition because there is no competition.

HOWARD:  OK.

OPERATOR: And any listeners on the phone lines, if you do have a question or a comment at this time, please press the numbers one followed by four on your touch-tone telephone. And if you are on a speakerphone, please utilize your handset for optimum sound quality.

Our first question or comment is coming from Amy Cohen of Mentor Partners. Ma'am, your line is live.

AMY COHEN, MENTOR PARTNERS: Just to go -- I don't mean to beat a dead horse, but just to go back. Have you had discussions with the DOD and the Navy at this point? And can you go back through what happened two years ago in terms of the Navy and their interest in the R&D budget?

NICHOLAS CHABRAJA: I think we're not at liberty to talk about discussions that we may have had all at this point. Highly confidential. I think it should be adequate to say our customer isn't surprised by this.

WILLIAM FRICKS: And I think -- obviously, if Nick and I didn't have a sense that the people, the customer, was going to be receptive to this we wouldn't be doing this in the first place.

OPERATOR: Thank you. Our next question or comment is coming from Jung Park of Deal Analytics.

JUNG PARK, DEAL ANALYTICS: I have one further question regarding the antitrust issues. Wondering if you need antitrust approval from EU or any foreign approvals.

NICHOLAS CHABRAJA: The last time Bill and I looked at the question we weren't selling any nuclear submarines or carriers to foreign powers. So, I think that the EU is not within the ambit of our concern.




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



JUNG PARK:  OK.  So, no foreign approvals.  Thank you.

NICHOLAS CHABRAJA:  Sam.

SAM: If -- in Newport News' business, my understanding is that a great majority of that would be cost plus type of work. I'm wondering, what kind of opportunity is there to actually reap any net savings in terms of synergies? And I know you can't quantify a number, but is there big opportunity, or does that savings really go back to the customer?

NICHOLAS CHABRAJA: Well, first of all, the vast majority of our business is not cost plus. All of our contracts have some kind of sharing divisions except for the engineering piece. So, the vast majority has some kind of sharing piece. It varies from 30 percent to, some cases, up to about 35 percent. So, there is adequate room for us to benefit collectively in savings.

WILLIAM FRICKS: I think there's one other thing to think about, Sam. You focused on savings at Newport News -- when we're streamlining, there's savings at Newport -- I mean, at Electric Boat as well. That's across the -- spreads to the organization. That's what makes it so good. But it is true, however, that the major beneficiary of our efficiencies will be the United States Navy.

SAM: I understand you may not be comfortable with sharing a hard target for cost savings at this early stage, but could you take an opportunity to review with us some of the specific areas that you would regard as maybe an order of priority, the biggest opportunities for cost savings and perhaps elaborating a little bit on the degree to which you can make changes either in management, in R&D, processes and so on? Just flush it out for us a little.

NICHOLAS CHABRAJA: Let's just kind of cover some high level topics that are relatively -- and we won't go into transition planning because I don't want there. We haven't done it ourselves. But there's obviously the elimination of infrastructure. One corporate layer will go away. Think about information technology and information systems, where we both are users of the same design tools.

We have the ability, we believe, to enjoy very significant savings in that area by avoiding duplication and using our combined purchasing power. Think about the fact that as businesses -- Electric Boat and Newport News -- procure, excluding subcontracts, a couple billion dollars a year. It's not unrealistic to think that you get five percent out of that in the joint efforts. And then there's the wide variety of employee benefit costs that can be harmonized and acquired less expensively.

So, when we do just our rough cut over a 10-year timeframe on relatively easy things but things that are peculiar to this combination that others couldn't achieve, it results in a very large number. And I'm not talking yet about other stuff, the organizing the way we do work, process re-engineering and other business initiatives. So, I think, without getting too deeply into it, that sort of gives you some high level subjects to cut at.

WILLIAM FRICKS: Those are right. One thing I would add, and we added this in some of our discussions, is that we're not talking money layoffs to achieve this. Our workforces and engineering, as Nick pointed out earlier, are growing. So, these are basically internal savings that we have because just of the combination and leveraging two companies together for materials and IT, as Nick has mentioned.

NICHOLAS CHABRAJA: I think that it -- a latter point is really an important point. And it helps us with the communities involved. We absolutely do not contemplate layoffs of the trade or the engineering workforce, and both of which may well grow right now. And it enables us to shift the burden, to adjust it to the existing workforces. So, we're very pleased with that. We may work hard on getting more work done with the existing force as opposed to expanding it rapidly, but that's all to be worked out.

We have reason to believe that our teams that will look at that, for the benefit of the Navy and for our own benefits, see things very similarly. And so, we'll be highly skilled and get the job done.

UNKNOWN FEMALE #1:  We're going to take some questions from the phone lines.






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



NICHOLAS CHABRAJA:  OK.

OPERATOR:  We have a question coming from Dina Chandler of Cathay Financial.

DINA CHANDLER, CATHAY FINANCIAL: Yes. Good morning. Congratulations on the merger. I was wondering if you might be able to give me any termination fees from the merger itself if either party was to walk away.

NICHOLAS CHABRAJA: There is a breakup fee. I can't remember. Was it $50 million? There's no shop clauses, the whole potpourri of stuff that the lawyers pick in on us. But I can't say as we stand here that Bill and I are thinking that any of those clauses to mean much to us. We're going down this path and are really locked at the hip to get this done.

OPERATOR: Thank you. Our next question or comment is coming from Tom Vanbuskirk of Silverado Capital.

TOM VANSBUSKIRK, SILVERADO CAPITAL: Hi. I think most of my questions have been answered. The only thing that I was -- I'm still curious about, getting back to antitrust, is away from the sub business, which I'm sure everybody's looking at the most closely, do any other business overlaps stand out, if there are any at all when you go through your business portfolios?

NICHOLAS CHABRAJA: Well, this merger is simply about really the nuclear shipbuilding business, which is holding to think different from the rest of the shipbuilding business. So, this is -- it doesn't affect the rest of the surface ships and auxiliary ships that the Navy builds. So, this is just about nuclear shipbuilding, which is basically already consolidated. We're just formalizing it.

WILLIAM FRICKS: I think -- I'm trying to anticipate a little bit what your question may really mean. We don't compete actively against each other in the repair area. That seems to be reasonably geographic, that is, Electric Boat seems to be called upon to support the submarine base at New London and help the folks up at Kittery in Maine and New Hampshire as their workload is, from time to time, heavy. And Newport News works the tidewater area and the big naval bases there. So, we don't see each other hanging into each other in the repair area. So, I don't think that's a significant issue.

DINA CHANDLER:  OK.  Thanks.

UNKNOWN FEMALE #1:  OK.  We'll take some questions from the floor.

UNKNOWN FEMALE #2: Bill, you announced earnings this morning and you raised expectations for '01 by 10 percent, which really seems to make the numbers work for this deal. Could you comment on how much of that is real operating improvements and how much of that is just a conservative in coming out of the numbers?

WILLIAM FRICKS: Well, I admit to a little conservatism. But our revenues are going up. We just signed the CV77 (ph) contract about a month-and-a-half ago. So, we were waiting to see the results of that. So, we see that now, so we can make a little bit better projection for the year. But our margins are growing basically as we get into -- a little later into submarines. So, we see that we're going to make those margins. So, I would say it's a little bit half and half, a little conservatism on my part till we got a little further along in the submarine program and also till we signed the CV77 (ph) contract.

UNKNOWN FEMALE #2: Hi. Just a couple questions. Nick, how much of the Navy's R&D will now be concentrated between you and Newport News after this deal? And secondly, doesn't this allow this merger somewhat preclude the rationalization of the other naval depot that's geographically closer to Newport News?

NICHOLAS CHABRAJA: Hi. I can take the first try at that, but Bill should as well. In terms of a portion of the naval R&D budget that we would enjoy, I have no idea. But the biggest probably part of the Navy's research and development budget goes to Navy facilities. They have several facilities that do nuclear work as a matter of fact. But in terms of that money given to contractors, for nuclear projects we currently have all of it.



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


We would, after the transaction closes, have all of it. And what you really have is you want to make it one market by your question is a segmented market. There is a nuclear Navy that administers a research and development budget and then there is a surface fleet, which is made up of surface combatants, anfibs
(ph) and auxiliary ships, which is in the midst of several research and development projects. One, like the DD21 that's in the development stage and two teams -- everybody knows all about the money that's being deployed there.

Bill, you want to say anything to that subject?

WILLIAM FRICKS: Most of the engineering -- we don't do that much R&D. Our R&D, per se, is quite small. Most of what people have -- R&D and engineering -- the engineering is the big piece. For instance, the CBX -- CBNX propulsion design. It's a big contract for us, but we're the only ones -- we and the EB are the only ones that can do, the only ones that have any experience in nuclear propulsion for the last 50 years. So, I think that's sort of an argument that really doesn't work once you segment that down to what we do.

UNKNOWN FEMALE #2:  The naval yard -- I forget, this Newport News and ...

WILLIAM FRICKS:  Norfolk Navy Yard.

UNKNOWN FEMALE #2: Yes, exactly. I would -- if they allow you and GD to get together, then that presumes that they'll never be able to consolidate those yards. Isn't that a fair assumption?

WILLIAM FRICKS: I wouldn't say so. We do a lot of overhaul work today. We do the refueling work on the carrier. The Navy yards basically service the fleet. They do all the submarine refuelings. We don't do any of that, nor does EB. I think that we could help down the road, but I don't see that it would preclude that.

NICHOLAS CHABRAJA:  And it exceeds maximum environment.

WILLIAM FRICKS:  That's right.  Need a guy with the long arms at that.

UNKNOWN MALE #3: I'll pass it on. Nick, a couple things. One, financed cost assumptions on the transaction to get to the accretion. Secondly, can you talk to the pro forma combined cash flow of the entity and talk about your comfort level with the balance sheet after the transaction?

NICHOLAS CHABRAJA: I'm very comfortable with the balance sheet after the transaction. Only about 40 percent -- we're finally going to get some debt on our books. It's still not enough. The -- I think we made a conservative assumption. I won't get into the details of it. We expect to be able to borrow when all is said and done at rates that are lower than the assumption in our model. That's something we typically don't share the way we analyze the deal.

You're trying to take the penny or two that I might have in my tuck to beat you.

UNKNOWN MALE #3:  (INAUDIBLE).

NICHOLAS CHABRAJA: Newport News is a tremendous cash generator, well over $100 million a year. And it'll be add on, bolt on to what we have. In our view, this business is going to be a tremendous cash generator over the next four or five years, and their internal plans show that as well. So, it's going to be -- it'll look like a General Dynamics business.

One of the glories of this, in my view, is we have two companies that have each managed the street's expectations very well, performed to them, and each done a very good job of generating cash historically. And I don't see anything to change that in the future.

UNKNOWN MALE #4: Hi, Nick. Two questions. First, the last time you looked at Newport News I think your total consideration for the company was about $2 billion. This time, it's around $2.6 billion. What changed over the last two years? Has there been a reassessment of the synergies you could achieve? If you can address that. And then the other issue really for both you and Bill, why announce the deal now? Why not wait two, three, four months until the civilian leadership is in place at the Department of Defense and the brought out line of the strategic review?




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


NICHOLAS CHABRAJA: Well, they have a saying in shipbuilding, that the tide waits for no man. I'd say the same thing about deals. They reach a point of maturity, and one doesn't sit on them very well. They either do it or it goes away. And this was something we found compelling. And we think that there is adequate infrastructure in place within the Navy-DOD community to get done what we think will not be terribly controversial. We hope we're not surprised by that.

What's the difference from over two years ago that resulted in a greater purchase price? What you expect -- more revenue, more earnings, greater cash flow. The business is worth more. That's reflected not only in my assessment but in the investor's view as well, because I think when we were going through our last episode the price of Newport News shares was in the -- trading in the $30 to $32 range, if I remember correctly. And during the last week or so they've traded right around $55. I don't think that that's malarkey. It is as a result of the business improvement. And if we could get into Bill's head, he'd probably say, "I didn't want to sell the business in 1999 because I saw my way to value creation," which he did and did splendidly. He told me so at the time.

Bill, you want to add some?

WILLIAM FRICKS: Honestly, that's right. I felt a couple of years ago that we would not get the full value of the company at that point in time, that we had a long ways to go, and I thought we could do. And that's one reason we wouldn't warm to the idea two years ago. We have now, I think, demonstrated and have the contracts to prove that. So, we feel like this is a good time for us. As Nick said, I think, we met, came together and said, "Let's do it." There's always another reason -- or to delay it, that push it off. We thought about that. We just felt like this was the time.

UNKNOWN FEMALE #1:  We'll take a couple questions from the phone lines.

OPERATOR:  We have a question or comment coming from Cai VonRunohr of SG
Cowen.

CAI VONRUNOHR, SG COWEN: Yes. Congratulations. Obviously you're going to have large opportunities for cost savings, as you've indicated, but you also have one customer. Have you talked with the customer in terms of how much of these cost savings they would let you retain or is kind of a plan because the backlog is so large and pushes out so far that you will be able to capture these cost savings, certainly under the current contract? But how do you deal with the issue about, looking forward, how much will they let you keep? Or will they just kind of put you back to normal type margins?

NICHOLAS CHABRAJA: Cai, we're not at liberty to discuss with you our conversations with our naval customer. When we talk about savings and synergies, for the purposes of this meeting, we're assuming that those will fall to the Navy or to General Dynamics in accordance with the existing contractual documents and share lines. And from time, as we enter into new contracts, you will deal with what you're asking right now.

CAI VONRUNOHR: Without getting into specifics, presumably it is an important issue. I assume you have dealt with it -- you have had discussions with the Navy and you have had discussions with DOD to kind of at least set out sort of some rules of the road that seem to be acceptable to you.

NICHOLAS CHABRAJA: I will neither confirm nor deny your assumptions. Our job today isn't to calibrate your model for five or six years out. We have enough backlog today in these two businesses to cover the next five or six years, and we know where the chips will fall. Our job, going forward, is to work on those savings, identify them for the Navy and get the transaction closed as rapidly as we can.

Steve, is that you hiding in the back?

STEVE: This is either for Nick or Bill. But I think if you looked historically Electric Boat is typically generated a return on assets at least threefold greater than Newport News. It's tougher to tell now obviously with the other acquisitions GD had done. I'm just wondering, you touched on the cost side as far as the opportunities. How about on the asset side? Obviously, since you're not obviously closing down any facilities, but is there much of an asset shrink story here above and beyond what meets the eye with Newport News' cash generation?




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NICHOLAS CHABRAJA: I'm not sure I want to go there today. I think Newport News has done a great job managing their yard efficiently. But let's remember that back under Teneco's (ph) stewardship, and probably over a young Bill Frick's objection -- he was probably a financial guy then -- Teneco (ph) continues to pour money into facilities, including those facilities that were used for commercial purposes, at a time when others were making a different decision. So, some of what the public company Newport News had is returned on assets were cards they were dealt. I think that since they became a public entity they have been a wonderful steward of those assets and have worked their way through that as best they can.

So, as far as we're concerned we have two shipyards once this transaction is closed, two nuclear shipyards. And we have enormous asset possibilities as well, some of them prospective. That is, why replicate things? Why have the same facilities built on a going forward basis at each place? Why duplicate test facilities at each location? We have the ability now together to have maintenance capital and select when we want the place and where we want to place additional capital for new facilities.

So, yeah, the big answer is yes, there's asset play. But I certainly wan to be careful to say that the comparison of Electric Boats and Newport News return on asset is unfair without looking at it in its historical context.

WILLIAM FRICKS: I don't really have anything to add to that. It's just EB and Newport is two entirely different companies. Half of our business is in the refueling and overhaul, which requires a lot of investment. I think Nick's right, the savings on the asset side is going to prospective. When you've got to dock you got to dock. You're not going to sell it off. But obviously we have cut back in capital. We don't need to spend a lot of capital. And I think between the marine group there are a lot of ideas that could decrease the capital needs in the future.

UNKNOWN FEMALE #1:  We'll take some questions from the phones now.

OPERATOR: We have a question or comment coming from George Shapiro of Salomon Smith Barney.

GEORGE SHAPIRO, SALOMON SMITH BARNEY: Yeah. Good morning. Two questions, one probably for Bill. If you could comment not only did the GD merger two years ago not go through, but Litton also made a bid for Newport News and that was turned down. And in that case, there wasn't any overlap with submarines because you make different products. So, if you could comment on why that transaction was turned down.

WILLIAM FRICKS: Well, if you remember, that transaction was turned down after about two or three weeks. So, there wasn't a whole lot of study that went into that. I think at that point in time DOD was saying, "Look, we don't want to address this right now," that, we don't know what our future bill rates are going to be. We don't know where we are. We're going to push this off. If you remember, they said, "We don't want to do this right now." And I think that's what happened.

GEORGE SHAPIRO: But, I mean, in reality, whatever the billed rates were going to turn out to be, you were not a competitor to Litton's shipyard in any area. So, why would that have been an issue?

WILLIAM FRICKS: It wasn't an issue. Basically, if you remember -- you'll have to ask them, but it was a pretty terse reply that they weren't going to entertain that right now. And that was about the only answer. So, I don't know any more than that.

NICHOLAS CHABRAJA: George, I think we're all being historians now about something that happened over two years and none of us really know all sides of the story. But remember, none of the proposed transactions were by agreement. Nobody had a discussion with Bill. They were each unsolicited sort of letter proposals. In that environment, a transaction is politically difficult. And I think that the Department of Defense had initiatives underway at Newport News that were their own, and they said, "Stand down. We're not saying you can never do a deal. We're just saying leave it alone right now. The conditions have changed."

UNKNOWN FEMALE #1:  Another question from the floor?

NICHOLAS CHABRAJA:  All right.  There's questions here.



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HOWARD: Nick, it doesn't look like there's much left in shipbuilding because of what you've done here today and what other people have done. Could you talk about corporate strategy for a moment? And you alluded to the fact that about 40 percent debt isn't necessarily the highest you might be. So, talk for a moment about what other things you're trying to do outside of shipbuilding for a moment.

NICHOLAS CHABRAJA: Howard, nothing has changed. I've always used the same mantra and look for acquisitions in each of our four lines of business. We'll continue to do so as long as the deals make sense economically and they are a good, strategic fit. I don't think anything has changed here. This is something that has been brought about and contemplated for years, many years. I go back, try to buy Newport News when Teneco (ph) had it. Teneco (ph) talked to us about buying Electric Boat way back when. So, these two entities have had a desire to be together at the working level probably the last 10 years. And it's had a number of manifestations, one of them just happened to bubble into the public a couple of years ago. But this has a long and really happy history. These two yards have been great partners and Bill and I have been good friends since we've known each other, and that friendship was not disturbed at all by the offer we made to him a couple years ago. That proceeded in an orderly way and we were both satisfied at the end of it.

UNKNOWN MALE #5: You mentioned one of the questions about duplicating work. Is there anything at General Dynamics that may stop in the more near term in electric drive or some of the other development programs or technologies that may, after you guys are combined -- may look differently? Is there anything that would be stopping before this would be closing?

NICHOLAS CHABRAJA: No, absolutely not. And the same is true, I think, at Newport News. All innovation is encouraged. We work on a lot of the same things, sometimes have a slightly different solution.

UNKNOWN FEMALE #1:  And one question over here.

UNKNOWN MALE #6: Hi. In maintenance and repair, you might serve different geographies, but I think one can assume that you served as a comparator for the Navy in terms of worked on and cost. How much in the past has the Navy, in negotiations, bore down on you with respect to comparing you to each other? And how do you expect to deal with that in the future?

NICHOLAS CHABRAJA: It's been a long time since we were compared because obviously in the last four years we've been teaming together. And as was said earlier, we haven't competed on anything since 1991 really. So, those are days that almost gone by that they would compare Newport News and Electric Boat. We're now -- all our costs -- everything we do together is basically under one contract. We share 50-50 today the profits of the contract. So, we're not whipsawed or compared anymore.

WILLIAM FRICKS: Yeah, that's true. Most of our maintenance is on the carrier side. And, of course, the only other person that even carry work are Navy yards, not Electric Boat.

NICHOLAS CHABRAJA: I think, to the extent that comparisons are made, it's private versus public competition, not one private yard against the other. Somebody made a comment here about shipbuilding's fairly well rationalized now. It was fairly well rationalized before this transaction. You have written
(ph) shipbuilding part of Northrop Grumman. That is the largest non-nuclear shipbuilding company in the United States. It competes directly against Bath Iron Works and Masco (ph), owned by General Dynamics. Good competition. They have a little more market share than we do. Bigger facilities. In the nuclear business, which was rationalized already through the various teaming arrangements, now we're letting ownership catch up with what was occurring de facto.

RAY LEWIS:  Bill and Nick, thank you very much.  We appreciate it.

OPERATOR: Thank you. This does conclude today's General Dynamics teleconference. You may disconnect your lines at this time. And have a wonderful day.

END



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